SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Evergreen Solar, Inc.
(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

30033R 10 8
(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec
1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)
  Caisse de dépôt et placement du Québec
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  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) [ ]
  (b) [ ]
  -------------------------------------------------------------------------------------------------------------
  SEC USE ONLY
  -------------------------------------------------------------------------------------------------------------
  Source of Funds (See Instructions)
  WC
  -------------------------------------------------------------------------------------------------------------
  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
  -------------------------------------------------------------------------------------------------------------
  Citizenship or Place of Organization
  Quebec, Canada
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  Sole Voting Power
  2,678,570 (1)----------------------------------------------------------------------------------------------------------
  Shared Voting Power
  -------------------------------------------------------------------------------------------------------------
  Sole Dispositive Power

  2,678,570 (1)  -------------------------------------------------------------------------------------------------------------
  Shared Dispositive Power
  ------------------------------------------------------------------------------------------------------------
  Aggregate Amount Beneficially Owned by Each Reporting Person
  2,678,570 (1)----------------------------------------------------------------------------------------------------------
  Check if the Aggregate Amount In Row (11) Excludes Certain Shares
  (See Instructions) [ ]
  -------------------------------------------------------------------------------------------------------------
  Percent of Class Represented by Amount in Row (11)
  19.0% (1)
  -------------------------------------------------------------------------------------------------------------
  Type of Reporting Person (See Instructions)
  CO
  -------------------------------------------------------------------------------------------------------------

(1) Including 401,785 Shares owned by CDP Capital-Technology Ventures U.S Fund 2002 L.P.

Caisse de dépôt et placement du Québec is the sole stockholder of Capital technology CDPQ inc. which is the sole stockholder of Management US Fund 2002 Inc. which is the General Partner of CDP Capital-Technology Ventures U.S Fund 2002 L.P

Item 1 - Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Evergreen Solar, Inc. (the "Issuer"), having its principal office at 259 Cedar Hill Street, Marlboro, MA 01752.

Item 2 - Identity and Background

This statement is filed by the Caisse de dépôt et placement du Québec ("Caisse"). Caisse is a legal person without share capital and a mandatary of Province de Québec, created by a special act of the Legislature of the Province de Québec. The principal business of Caisse is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec.

The address of Caisse's principal business and principal office is
1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3
The names of the directors and executive officers of Caisse, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit A, attached hereto.

Each of the directors and executive officers named in Exhibit A is a Canadian citizen, except Mr. John T. Wall who is an American citizen.

Neither Caisse nor any of the individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3 - Source and Amount of Funds or Other Consideration

Caisse entered into a Stock and Warrant Purchase Agreement, dated March 21, 2003 (the "Purchase Agreement," a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein), with the Issuer and certain other investors whereby the Issuer agreed to sell (i) 26,227,668 shares of its Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") for an aggregate purchase price of $29,374,988.16 to certain investors, including Caisse. and (ii) and a warrant to purchase up to 2,400,000 shares of Common Stock at an exercise price equal to the purchase price of the Preferred Stock plus $2.25 per share (the "Warrant") to Beacon Power Corporation ("Beacon") for a price of $100,000. The sale of the Preferred Stock pursuant to the Purchase Agreement are referred to as the "Financing." The Financing was subject to stockholder approval and certain other closing conditions.

At the annual meeting of the stockholders of the Issuer on May 15, 2003, the stockholders voted in favor of the following four proposals: (1) to elect three directors to Class III of the Issuer's board of directors, each to serve for a term of three years and until their successors are elected and qualified, or until their earlier resignation or removal, (2) to approve the issuance of up to 43,200,000 shares of Preferred Stock, the issuance of the Warrant and the issuance of shares of Common Stock upon the conversion of the shares of Preferred Stock and the exercise of the Warrant pursuant to the Purchase Agreement, (3) to approve the amendment to Article Fourth of the Issuer's Third Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock from 30,000,000 to up to 95,000,000, to increase the number of authorized shares of preferred stock from 1,000,000 to up to 46,000,000, of which up to 45,000,000 shares shall be designated Series A Convertible Preferred Stock, and to increase the total number of authorized shares of the Issuer's capital stock from 31,000,000 to up to 141,000,000 and (4) to approve the increase in the number of shares available for grant under the Issuer's 2000 Stock Option and Incentive Plan from 1,650,000 to 7,650,000.

Upon the receipt of shareholder approval and the satisfaction or waiver of the other closing conditions, the Issuer, Caisse and the other investors consummated the Financing. Caisse purchased 2,678,570 shares of Preferred Stock at a purchase price of $1.12 per share, for an aggregate purchase price of $3,000,000 (the "Shares"). The funds for the Shares acquired and beneficially owned by the Caisse were obtained from the funds on deposit at the Caisse.

Item 4 - Purpose of Transaction

Except as disclosed herein, Caisse has acquired the shares of Preferred Stock for investment purposes.

A copy of the Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock (the "Certificate of Designations") is attached hereto as Exhibit 2 and incorporated herein by reference and a copy of the Registration Rights Agreement (the "Registration Rights Agreement") is attached hereto as Exhibit 3 and incorporated herein by reference. Set forth below is a summary of the material terms of the Purchase Agreement, Certificate of Designations and the Registration Rights Agreement. The following summary is qualified in its entirety by reference to the Purchase Agreement, Certificate of Designations and the Registration Rights Agreement.

TERMS OF THE PURCHASE AGREEMENT.

BOARD REPRESENTATION. Pursuant to the terms of the Purchase Agreement, certain of the investors, including Caisse, each were granted the right to designate a representative to be nominated by the Issuer to serve as a director of the Company (collectively, the "Investor Designees"), as long as such investor continues to beneficially own not less than 5% of the shares of Common Stock outstanding, including shares of Preferred Stock on an as-converted basis.

The Investor Designee designated by Caisse is Luc Charron. As a condition to closing of the Financing and subject to stockholder approval, Richard G. Chleboski and Mason Willrich resigned as directors of the Issuer and the Investor Designees were appointed as members of the Board of Directors of the Issuer.

TERMS OF THE PREFERRED STOCK

RANK. The Preferred Stock will rank senior to the Common Stock, the Issuer's shares of undesignated preferred stock and each other class or series of capital stock of the Issuer now or hereafter established that does not expressly rank on a parity with the Preferred Stock with respect to dividend rights and rights upon a change of control or liquidation.

DIVIDEND RIGHTS. Shares of Preferred Stock will pay a compounding dividend of 10% per annum, to be paid quarterly, in cash, or, at the Issuer's election, to be added to the liquidation preference of the Preferred Stock on a quarterly basis, which would result in an increase in the number of shares of Common Stock issuable upon conversion of the Preferred Stock. The Issuer will be required to pay dividends on the Preferred Stock before any dividend is paid on any other class of the Issuer's equity securities. Additionally, each share of Preferred Stock will entitle the holder thereof to receive any and all dividends or distributions to be paid to holders of shares of Common Stock as if such share of Preferred Stock was converted into that number of shares of Common Stock into which it is convertible at such time.

RIGHTS UPON LIQUIDATION. Upon the voluntary or involuntary liquidation of the Issuer under applicable bankruptcy or reorganization legislation, or the dissolution or winding up of the Issuer, the holders of shares of Preferred Stock will be paid in cash for each share of Preferred Stock held thereby, out of the Issuer's assets legally available for distribution to its stockholders, before any payment or distribution is made to the Common Stock or any other class or series of the Issuer's capital stock ranking junior to the Preferred Stock, an amount equal to the greater of (i) the sum of (x) the Accreted Value (as defined below) of such share of Preferred Stock as of such date, plus (y) all dividends accrued since the previous Compounding Date (as defined below), or (ii) the aggregate amount then payable with respect to the number of shares of Common Stock into which such share of Preferred Stock is convertible immediately prior to such liquidation event. If the assets available for distribution to the holders of shares of Preferred Stock are insufficient to permit payment in full to the holders thereof of the amount described above, then all of the assets available for distribution to holders of shares of Preferred Stock will be distributed among and paid to those holders ratably in proportion to the amounts that would be payable to those holders if such assets were sufficient to permit payment in full. "Accreted Value" means, as of any date, with respect to each share of Preferred Stock, $1.12, which is the purchase price per share paid by the investors for the Preferred Stock (subject to adjustment for any stock splits, stock dividends, combinations and other similar structural events), plusthe amount of dividends that have accrued and compounded and have been added thereto to such date pursuant to the terms of the Certificate of Designations.

"Compounding Date" means March 31, June 30, September 30 or December 31 of each year, each of which is a date upon which holders of shares of Preferred Stock are entitled to receive cumulative dividends quarterly in arrears.

In the event of the merger, consolidation or sale of all or substantially all of the Issuer's assets or in the event of certain other change of control transactions, the holders of shares of Preferred Stock will be paid for each share of Preferred Stock held thereby, before any payment or distribution is made to the Common Stock or any other class or series of the Issuer's capital stock ranking junior to the Preferred Stock, an amount equal to the greater of (i) the sum of the Accreted Value of such share of Preferred Stock as of such date, plus all dividends accrued since the previous Compounding Date, or (ii) the aggregate amount payable in the applicable change of control transaction with respect to the number of shares of Common Stock into which such share of Preferred Stock is convertible immediately prior to the consummation of the change of control transaction. If the assets available for distribution to the holders of shares of Preferred Stock are insufficient to permit payment in full to the holders thereof of the amount described above, then all of the assets available for distribution to holders of shares of Preferred Stock will be distributed among and paid to those holders ratably in proportion to the amounts that would be payable to those holders if such assets were sufficient to permit payment in full. Any payment due upon a change of control transaction will be paid in the form of consideration paid in such change of control transaction on the closing date of the transaction.

After payment in full of the above described payments, the holders of Preferred Stock will not be entitled to any further participation in any distribution of the Issuer's assets and the Issuer's remaining assets will be distributed to the holders of the Issuer's other classes and series of capital stock.

CONVERSION. The holders of shares of Preferred Stock are entitled to convert their shares into Common Stock at any time. The number of shares of Common Stock issuable upon the conversion of shares of Preferred Stock is equal to the product of (x) the number of shares of Preferred Stock to be converted and (y) the quotient obtained by dividing (i) the sum of the Accreted Value, plus all dividends accrued since the previous Compounding Date, by (ii) the then applicable conversion price per share of the Preferred Stock, which conversion price is initially $1.12, which is the purchase price per share paid by the investors for the Preferred Stock, subject to adjustment as described below. Initially, each share of Preferred Stock is convertible into one share of Common Stock.

The applicable conversion price is subject to adjustment for stock splits, stock dividends, combinations, and other similar structural events.Additionally, the Preferred Stock contains anti-dilution protection subject to exceptions as set forth in the Certificate of Designations, with respect to the issuance of the Issuer's capital stock at a purchase price per share which is below the conversion price of the Preferred Stock then in effect, distributions by the Issuer to all holders of Common Stock or any similar dilutive actions for which the Issuer's Board of Directors has determined it would be equitable to reduce the conversion price.

If, on any date after the second anniversary of the closing of the Financing, the average market price for a share of Common Stock for the trailing 180 consecutive trading days is at least $7.50 (subject to adjustment for stock splits, stock dividends, combinations, and other similar structural events), then the Issuer may elect, at its option, to convert all, but not less than all, of the outstanding shares of Preferred Stock into the number of shares of Common Stock as is equal to the product of (x) the number of shares of Preferred Stock to be converted and (y) the quotient obtained by dividing (i) the sum of the Accreted Value, plus all dividends accrued since the previous Compounding Date, by (ii) the then applicable conversion price.

The conversion of shares of Preferred Stock into shares of Common Stock will result in substantial dilution to the interests of other holders of Common Stock.

VOTING RIGHTS. Holders of Preferred Stock will have the right to vote on all matters that the holders of Common Stock vote on, voting together with the holders of Common Stock as a single class. Each share of Preferred Stock will be entitled to the number of votes as is equal to the number of shares of Common Stock into which it is convertible, without any adjustment for anti-dilution provisions applicable to the Preferred Stock other than adjustments for stock splits, stock dividends, combinations and other similar structural events, and subject to a maximum vote per share equal to 0.7417. The maximum vote per share was determined by dividing (i) $1.12, which is the purchase price per share paid by the investors for the Preferred Stock, by (ii) $1.51, which is the 5-trading day average closing price of Common Stock ending on the trading day prior to the closing of the Financing.

For so long as 5,350,000 shares of Preferred Stock (subject to adjustment for stock splits, stock dividends, combinations and other similar structural events) remain outstanding, the approval of holders of 66 2/3% of the outstanding Preferred Stock, voting as a separate class, will be required for the following events: (1) any authorization or issuance of any shares of preferred stock ranking senior to or on a parity with the Preferred Stock; (2) any increase or decrease in the total number of authorized shares of Preferred Stock; (3) any amendment or modification of the Issuer's certificate of incorporation (including the Certificate of Designations) or the Issuer's bylaws that would adversely affect the rights, preferences, powers (including, without limitation, voting powers) and privileges of the Preferred Stock; (4) any incurrence of any form of indebtedness in excess of $1,000,000 individually or $3,000,000 in the aggregate, except for the Issuer's establishment of a working capital line of credit of up to $5,000,000; (5) the redemption of any shares of the Issuer's capital stock which do not expressly rank on a parity with or senior to the Preferred Stock, other than the repurchase of unvested options or restricted stock from the Issuer's employees, officers, directors or consultants upon termination of service; (6) any declaration, distribution or payments of any dividend or other distribution on any shares of stock which does not expressly rank on a parity with or senior to the Preferred Stock; and (7) any modification of any of the above voting rights.

PREEMPTIVE RIGHTS. For so long as 5,350,000 shares of Preferred Stock (subject to adjustment for stock splits, stock dividends, combinations and other similar structural events) remain outstanding, Caisse and the other investors will have preemptive rights for any private placement of equity by the Issuer. These preemptive rights will not apply with respect to: (1) the exercise of any options to purchase shares of Common Stock outstanding as of the closing of the Financing; (2) the issuance or exercise of any options approved by the Issuer's board of directors that are issued after the closing of the Financing to the Issuer's employees, consultants or strategic partners; (3) the issuance of any shares of the Issuer's capital stock issued in any acquisition or merger transaction approved by the Issuer's board of directors; (4) any merger, consolidation or other business combination (other than a change of control transaction) or capital reorganization or reclassification; and (5) shares of the Issuer's capital stock issued in a registered public offering.

REGISTRATION RIGHTS AGREEMENT

The Issuer entered into the Registration Rights Agreement with Caisse and the other investors at the closing of the Financing, pursuant to which the Issuer agreed to file a registration statement with the SEC covering the resale of shares of Common Stock issuable upon the conversion of the Preferred Stock not later than thirty (30) days after the closing of the Financing. The Issuer has agreed to use its reasonable best efforts to have the registration statement declared effective as soon as practicable thereafter, but not later than 75 days after the filing date of the registration statement and to keep the registration statement effective at all times until the earlier of (1) the second anniversary of its effective date, (2) the date on which Caisse and the other investors may sell all of the Common Stock covered by the registration statement without restriction pursuant to Rule 144(k) promulgated under the Securities Act of 1933, and (3) the date on which all shares of Common Stock covered by the registration statement have been sold.

At any time the resale registration statement described in the preceding paragraph is not effective, any investor or group of investors holding at least 10% of the securities held by the investors in the aggregate that are subject to the registration rights agreement may require the Issuer to use its best efforts to register the shares of Common Stock issuable upon conversion of the Preferred Stock under the Securities Act, as long as the reasonably anticipated aggregate price to the public of the securities to be included in the offering is more than $4,000,000. The Issuer is obligated to effect no more than three such demand registrations for the investors.

At any time the resale registration statement is not effective, any party to the registration rights agreement may request that the Issuer register all or a portion of the securities held by it under the Securities Act on Form S-3, provided that the Issuer is entitled to use Form S-3 and that the reasonably anticipated aggregate price to the public of the securities requested for inclusion in such S-3 registration statement shall equal or exceed $1,000,000. In the event that any registration so requested is made in connection with an underwritten public offering, the underwriters have the right, subject to certain conditions, to limit the number of shares included in the registration.

Additionally, at any time the resale registration statement is not effective, and the Issuer proposes to file any other registration statement, the investors who are parties to the Registration Rights Agreement will have the right to receive notice of and to join any proposed registration. If a proposed registration is made pursuant to an underwritten offering, the Issuer will not be required to include any securities in the offering unless the investor or investors requesting registration accept the terms of the offering as agreed upon between the Issuer, any other stockholders who are registering shares under the registration statement and the underwriters, and the underwriters have the right, subject to certain conditions, to limit the number of shares included in the registration.

In general, all fees, costs and expenses of a registration will be borne by the Issuer. The Issuer has agreed to indemnify the holders of registration rights against, and provide contribution with respect to, certain liabilities relating to any registration in which any shares of these holders are sold under the Securities Act.

ADDITIONAL DISCLOSURE

Caisse may from time to time acquire additional shares of Preferred Stock, Common Stock or other securities of the Issuer in the open market or in privately negotiated transactions, subject to availability at prices deemed favorable, the Issuer's business or financial condition and other factors and conditions Caisse deem appropriate. Alternatively, Caisse may sell all or a portion of the Preferred Stock, Common Stock or other securities of the Issuer in privately negotiated transactions, in the open market pursuant to the exercise of certain registration rights granted pursuant to the Registration Rights Agreement as described above or through an exemption from registration in compliance with applicable law, in each case subject to the factors and conditions referred to above and to the terms of the Purchase Agreement, Certificate of Designations and the Registration Rights Agreement, as the case may be. In addition, Caisse may formulate other purposes, plans or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

Except as otherwise set forth in this Schedule 13D, Caisse or any individual otherwise identified in Item 2 has no present plans or proposals which would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5 - Interest in Securities of Issuer

(a) Caisse may be deemed to beneficially own 19.0% or 2,678, 570 of the Issuer?s Common Stock, all of which are shares of Preferred stock initially convertible into the same number of shares of Common Stock, including 401,785 shares of preferred stock owned by CDP Capital-Technology Ventures US Fund 2002 L.P. ("CDP").

Caisse is the sole stockholder of Capital technology CDPQ inc. which is the sole stockholder of Management US Fund 2002 Inc. which is the General Partner of CDP. Caisse disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(b) CDP may be deemed to beneficially own 3.4% or 401,785 shares of the Issuer?s Common Stock, all of which are shares of Preferred stock initially convertible into the same number of shares of Common Stock. CDP has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.

CDP is a limited partnership organized under the laws of Quebec. The principal business of CDP is to directly or indirectly invest in, hold, sell and otherwise deal in securities for its own account.

The address of CDP?s principal business and principal office is
1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3

The names of the general partners of CDP, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit B, attached hereto.

Each of the general partners named in Exhibit B is a Canadian citizen.

Neither CDP nor any of the individuals listed in Exhibit B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

(c) Other than as described herein, neither Caisse nor, to the best knowledge of Caisse, any person identified in Item 2 hereof, has effected any transaction in shares of Common Stock during the past 60 days.

(d) Caisse knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held by Caisse

(e) Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Items 3 and 4 above, on March 21, 2003, the Issuer, Caisse and certain other investors entered into the Purchase Agreement pursuant to which the investors agreed to purchase an aggregate of 26,227,668 shares of Preferred Stock, having the rights, privileges and preferences set forth in the Certificate of Designations. The Issuer, Caisse and the other investors entered into the Registration Rights Agreement on May 15, 2003, pursuant to which the Issuer has an obligation to prepare and file with the Commission within 30 days following May 15, 2003 a registration statement on Form S-3 or successor form registering the shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of the Warrant (subject to certain limitations). The Issuer is required to use its reasonable best efforts to cause such registration statement to become effective no later than 75 days after the filing date of such registration statement. Additionally, Caisse and the other investors have certain demand registration rights, "piggy-back" registration rights and Form S-3 registration rights that are described more fully in the Registration Rights Agreement. The foregoing summaries of the Purchase Agreement, the Certificate of Designations and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits 1, 2 and 3.

Item 7 - Material to be Filed as Exhibits

Exhibit A: List of Executive Officers and Directors of Caisse

Exhibit B: List of Executive Officers and Directors of Management U.S. Fund Inc.

Exhibit 1*: Stock and Warrant Purchase Agreement, dated March 21, 2003 among Evergreen Solar, Inc. and the parties named therein.

* Set forth as Exhibit 10.1 on Evergreen Solar Inc.'s Form 8-K filed on March 21, 2003 and incorporated by reference herein.

Exhibit 2: Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, dated May 15, 2003.

Exhibit 3: Registration Rights Agreement, dated May 15, 2003 among Evergreen Solar, Inc. and the parties named therein.

.

.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By: /s/ Ginette Depelteau
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Ginette Depelteau, Vice-President and Corporate Secretary
Name / Title